Attunity Ltd.
16 Atir Yeda Street, Advice House, 5th Floor
Kfar Sava, 4464321, Israel

May 6, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Request to Withdraw Registration Statement on Form F-3 (File No. 333-227969)

Ladies and Gentlemen:

Attunity Ltd. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form F- 3 (File No. 333-227969) filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2018 together with all exhibits thereto (the “ Registration Statement”). The Registration Statement was declared effective by the SEC on November 5, 2018.

On February 21, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QlikTech International AB, a company organized under the laws of the State of Sweden (“Parent”), Joffiger Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of certain specified provisions of the Merger Agreement, Project Alpha Intermediate Holding, Inc., a Delaware corporation, and Qlik Technologies, Inc., a Delaware corporation. Pursuant to the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving company and a wholly-owned subsidiary of Parent.

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby confirms that no securities were sold pursuant to the Registration Statement. The Company makes this application on the grounds that there is no longer a present intention to offer or sell securities under the Registration Statement.

Should you have any questions regarding this matter, please contact counsel to the Company, Howard E. Berkenblit, Esq., of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP at (617) 338-2800.

Very truly yours,
/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer